Charles Christian Kirley
Attorney
4801 Main Street, Suite 1000
Kansas City, MO  64112
816.283.4625
fax: 816.983.8080
chris.kirley@huschblackwell.com

February 18, 2011

Securities and Exchange Commission Attn. Adam Turk Mail Stop 3010 100 F Street NE Washington DC 20549

Re:	Bigelow Income Properties, LLC – Registration No. 333-165876

Dear Mr. Turk:

Enclosed please find (i) a copy of Pre-Effective Amendment No. 4 to Form S-11 for Bigelow Income Properties, LLC, (ii) a scanned copy of the SEC’s January 21, 2011 comment letter concerning Pre-Effective Amendment No. 3 with the responses and/or actions taken to address the comments interlineated, (iii) a redline showing the changes from Pre-Effective Amendment No.3 to Pre-Effective Amendment No. 4, and (iv) copies of the following Husch Blackwell LLP invoices: Invoice No. 1729876 dated 6-4-2010; Invoice No. 1762878 dated 9-21-2010; Invoice No. 1769779 dated 10-14-2010; Invoice No. 1784378 dated 12-8-2010; and Invoice No. 1791597 dated 1-6-2011, which are being provided in connection with our response to comment 6 of the SEC’s December 6, 2010 comment letter. (Note:  Date reference corrected to January 21, 2011 (corrected from December 6, 2010)

If you would like a copy of any of the foregoing in electronic format or require any further information, please let me know.

If you have any questions, please feel free to contact me.

Yours very truly,

Charles Christian Kirley

Husch Blackwell LLP

DIVISION OF

CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

January 21, 2011
Note:  Date reference corrected to January 21, 2011 (corrected from December 6, 2010)

Charles Christian Kirley, Esq. Husch Blackwell Sanders LLP 4801 Main Street, Suite 1000 Kansas City, MO 64112

Re: Bigelow Income Properties, LLC
Amendment No. 3 to Registration Statement on Form S-11
Filed December 28, 2010
File No. 333-165876

Dear Mr. Kirley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment 3 of our letter dated December 6, 2010. Please revise your disclosure here and in the prospectus, as applicable, to indicate that all in-kind contributions should be income producing real property that has demonstrated the capability of producing net operating income.

The following language has been inserted in the Cover Page and at pages 2, 6, 7, 13, 26, 27, 29, 51, 83, 89, 94, 95, 97, 98 and A-5

“It is anticipated that all in-kind consideration will be income producing real property that has demonstrated the capability of producing net operating income.”

Additionally, please revise your disclosure in the prospectus, as well as the Subscription Agreement as necessary, to indicate how title to the real property will be held before you have raised the required minimum offering of $1,000,000.

This disclosure has been revised to make it clear that (i) only unrecorded transfer documents will be accepted into escrow such that title will never pass from the investor prior to the time that the subscription has been accepted and the document can be and is released from escrow and (ii) prior to December 31, 2011, no in-kind contribution of less than $1,000,000 will be accepted.  As such, no title to in-kind contributions can pass to the Company unless and until the minimum $1,000,000 is raised.  Title will always remain in the investor until the Company has a right to receive the in-kind contribution.  Please see inserts on the Cover Page and pages 2, 7, 27, 28, 51, 82, 83, 94, 96, 97 and A-3

Also clarify how the income generated by the real property will be treated between the time the in-kind contribution is received and the time the minimum offering is attained. If such income will count towards the in-kind consideration, please clarify and revise your disclosure to reflect how this will impact the valuation of the consideration given by the investor.

Please see the prior response.  No title to or income from in-kind contributions can be received by the Company unless and until the minimum has been achieved and the transfer document can and has been released from escrow.

Finally, please tell us what consideration you have given to identifying an independent valuation expert.

This has been considered and will be done on a property by property basis as needed.  It will be a particular area of concentration by Ms. Smith who is a licensed appraiser herself and has the most experience in the valuation area.

As a practical matter, a lot of the normal due diligence that will be done in connection with any acquisition will involve a number of expert reports that will have a direct effect on valuation. For example, the receipt of a clear title report, the receipt of good mechanical and structural reports and a clean environmental report from experts in those fields will be standard.  Also, since the “capping” of net operating income to achieve a baseline purchase price is fairly mechanical, the determination of whether or not an independent valuation expert is necessary will depend a great deal on the Rule 3-14 audits, which also will be prepared by experts.

Use of Proceeds, page 28

2. We note that there is a significant difference between the offering expenses if the maximum offering is raised when compared to the expenses if the minimum offering is raised. Please expand footnote 2 to the table to provide further clarification.

Footnote 2 has been expanded to explain this difference, which is mostly a function of the fact that expenses have been pushed back beyond the minimum offering period.  Also, as a practical matter, it is anticipated that the Company will try to be as frugal as possible until there is cash flow from operations.  Footnote 2 on pages 8 and 29 now reads (with the whole second paragraph being newly added):

“(2)           Consists of expenses incurred in connection with the formation of the Company and the registration, offering and listing of the Shares, including legal and accounting fees and expenses, printing, mailing and distribution costs, filing fees. To the extent total expenses exceed four percent (4%) of the gross offering proceeds, the Company will be responsible for the payment of such excess amount from cash flow. Some regulatory bodies and many states also limit the Company’s total organization and offering expenses to fifteen percent (15%) of gross offering proceeds. All fees and commissions owed to advisors and/or brokers in connection with the purchase of Shares shall be the sole responsibility of the investor.  The Company will not be responsible for or pay any sales commissions or fees.

The payment of certain expense of the Company have been deferred and will not be payable until after the minimum offering has been achieved. The Company is not required to repay the $65,000 note from Charles Christian Kirley, which has currently been used to pay expenses incurred in connection with the offering of the Shares, until the earlier of (i) the date that the Company achieves minimum unit sales of 1,000,000 of its shares and receives the subscription proceeds therefrom or (ii) December 31, 2012. In addition, $200,000 in contingent legal fees representing certain time expended by Charles Christian Kirley in connection with formation and registration efforts does not have to be paid unless and until the Company has $50,000,000 in assets or net operating income equal to or greater than $750,000 for a period of one year.”

3. We note your response to comment 13 of our letter dated December 6, 2010 where you state that the company is authorized to pay affiliates loan brokerage commissions at market rates. Please provide further details describing the "Loan Brokerage Commission"
such as the revised disclosure on page 46 in response to comment 19 in our prior letter.

The disclosures on pages 8 and 30 concerning the loan brokerage commission have been expanded to make it clear that such amounts are in connection with debt incurred by the Company and now read as follows:

“(7)            The Company is authorized to pay affiliates loan brokerage commissions or finder’s fees at market rates in connection with debt incurred by the Company.  However, there are no currently existing or anticipated loan brokerage commissions payable.”

4. We note on page 35 that the directors will work with other independent third parties with regard to the acquisition process. Please clarify whether the possible real estate brokerage commissions and finders' fees to directors is inclusive of the fees to the independent third parties. Please revise your disclosure accordingly.

The disclosures have been clarified to make it clear that no real estate brokerage commissions paid to directors will ever be a duplication of fees paid to third parties.  If third parties and directors are both involved, the most that would happen is some agreed upon split of commissions – not additional commissions.  The disclosures at pages 8 and 30 now read as follows:

“(6)           The Company is authorized to pay affiliates real estate brokerage commissions and finders fees at market rates.  No such commissions or finders fees will be in addition to or duplicative of any such amounts paid to independent third party professionals that management has engaged to assist in the origination and negotiation of acquisitions of properties. However, there are no currently existing or anticipated real estate brokerage commissions and finders fees payable.”

5. Please reconcile the amount of your expenses in the "Use of Proceeds" with the amounts in the "Other Expenses of Issuance and Distribution" section or advise.

The discrepancy was initially a result of “rounding up” in the “Use of Proceeds” section. However, with the benefit of having seen some actual bills, the estimates for Printing and EDGAR Expenses, Accounting Fees and Expenses and Legal Fees and Expenses in Item 31 have been adjusted upward and the total is now $1,998,565.  However, to be conservative, the number in the Prospectus “Use of Proceeds” section beginning on page 28 has been left at $2,000,000.  Item 31 on page II-1 now reads as follows:

ITEM 31.                      Other Expenses of Issuance and Distribution.

The expenses payable in connection with the issuance and distribution of the securities being registered are estimated on the maximum offering amount of Fifty Million Dollars ($50,000,000) to be as follows:

SEC Registration Fee $3,565
Blue Sky Registration Fees 265,000
Printing and EDGAR Expenses 100,000
Accounting Fees and Expenses 490,000
Legal Fees and Expenses 490,000
Advertising and Sales (including Postage Expenses)                                                                                                           50,000
Sales Literature (Prospectus Reproduction)50,000
Due Diligence 300,000
Educational Meetings 250,000

Total            $1,998,565

Notes to Financial Statements

General

6. We note on page 59 that you intend on having a calendar year end for accounting purposes. If this is the case you are required to update your financial statements on a quarterly basis (i.e., March 31, June 30 and September 30). You have provided unaudited financial statements for the five month period ended November 30, 2010.
Please revise to provide a quarterly period ended September 30, 2010 and a period that is from December 1, 2009 to September 30, 2010. In addition you will be required to provide audited financial statements for the year ended December 31, 2010 within 45 days after year end if you have not been declared effective. For reference see Rule 3-01 of Regulation S-X.

With this filing, the Company is providing audited financial statements from inception through December 31, 2011.  It is the Company’s understanding that this is compliant with Rule 3-01(d).

Syndication Costs, page F-4

7. We reissue prior comment 23 in its entirety. Please tell us the nature of the services provided that resulted in the paid legal fees as well as the contingent legal fees. Clarify how you determined that these services represent syndication costs and not organization costs or other professional fees.

In order to avoid confusion, we are attaching copies of the invoices issued by Husch Blackwell for all services that have been billed from inception to date: Invoice No. 1729876 dated 6-4-2010; Invoice No. 1762878 dated 9-21-2010; Invoice No. 1769779 dated 10-14-2010; Invoice No. 1784378 dated 12-8-2010; and Invoice No. 1791597 dated 1-6-2011.  The additional $200,000 of contingent fees for work on the syndication has not yet been billed.

As discussed previously, there was a negotiated discount of $24,288.50 on the initial work done on this matter.  This related, in part, to a “false start” utilizing Form S-1 as well as some other inefficiency issues and is reflected on Invoice No. 1729876 dated 6-4-2010.  The Company applied this discount to the first incurred out of pocket expenses and fees.  This wiped out most if not all of the modest fees and expenses associated with organization.

As shown by the invoices, the remaining work for which fees and expenses were incurred and paid was performed in connection with the offering documents.  This work and expense involved general work on the S-11 as well the work of the various specialists involved in review and preparation of the various tax, ERISA and issuance opinions attached to the S-11.

After further discussion with the auditors over this point, the portion of Note 1 dealing with this has been re-labeled “Syndication and organization costs” (emphasis added here), and the following sentence has been added to the end of the paragraph: “Organization costs were immaterial in relation to the financial statements taken as a whole and, accordingly, have not been accounted for in these financial statements.”

Based on all of the foregoing, the Company in consultation with its accountants, believes that the Notes to its financials accurately disclose what has occurred.

Exhibit 23.2 Consent of Mayer Hoffman McCann, P.C.

8. Please file and updated consent from your auditor.

A current consent from Mayer Hoffman McCann has been attached as Exhibit 23.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest (202) 551-3432 or Daniel Gordon at (202) 551-3486,
if you have questions regarding comments on the financial statements and related matters.
Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck Branch Chief

cc:	Charles Christian Kirley, Esq. Via facsimile: (816) 421-0596